UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                                 COMMISSION FILE NUMBER

                   NOTIFICATION OF LATE FILING

(Check One):  ___Form 10-KSB  ___Form 20-F    X Form 11-K
              ___Form 10-QSB  ___Form N-SAR

              For Period Ended:  December 31, 1998


               ___ Transition Report on Form 10-K
               ___ Transition Report on Form 20-F
               ___ Transition Report on Form 11-K
               ___ Transition Report on Form 10-Q
               ___ Transition Report on Form N-SAR
               For the Transition Period Ended:_________________

     Read Instruction (on back page) Before Preparing Form.
                      Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________

                             PART I
                     REGISTRANT INFORMATION

Full Name of Registrant:  Main Street Bancorp, Inc.

Former Name if Applicable:  _______________________________

Address of Principal Executive Office (Street and Number):

     601 Penn Street



City, State and Zip Code:  Reading, Pennsylvania 19601
  <PAGE 1>
                             PART II
                     RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          On July 1, 1998, Main Street Bancorp, Inc. (the "Company") changed administrators for the Main Street Bancorp, Inc. 401(k) Retirement/Savings Plan. The present administrator has experienced difficulty during the transition process in being able to provide the financial data necessary to file the Company's 11-K in a timely manner.

                             PART IV
                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

   David R. Payne, Esq.         610              293-4976
          (Name)            (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under
     Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such
     <PAGE 2> report(s) been filed?  If answer is no,
     identify report(s).
                                                X Yes ___No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   Yes  X No


                    Main Street Bancorp, Inc.

          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     June 30, 1999    By /s/Donna L. Rickert
                              Donna L. Rickert, CPA
                              Senior Vice President and
                              Controller (Principal Accounting
                              Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).
  <PAGE 3>